[Letterhead of FleetCor Technologies, Inc.]

December 10, 2010

Via PDF and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael F. Johnson

Re:	FleetCor Technologies, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed November 30, 2010
File No. 333-166092

Dear Mr. Johnson:

We are responding to your oral request regarding the price range contained in Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) filed November 30, 2010 by FleetCor Technologies, Inc. (the “Company”).

We note Instruction 1(A) to Item 501(b)(3) of Regulation S-K, which asks us to provide a “bona fide estimate of the range of the maximum offering price and the maximum number of securities offered”. We respectfully submit that the price range of $23.00 to $26.00 (representing a spread of $3.00 between the low and high end of the range) included in Amendment No. 6 is a bona fide estimate. In formulating this estimate, we and the underwriters considered the following factors, among others.

First, there are a limited number of comparable public companies to which investors can compare the Company. Wright Express Corporation is the only company that is strictly comparable to us. As a result, it is more difficult to precisely value the Company against comparable companies. Accordingly, in consulation with the underwriters, we determined it was appropriate to offer investors a $3.00 range, which represents a variance in our valuation of at least 1 multiple from the low end to the high end. We believe this range will allow investors to value the Company on a comparable basis and still be able to indicate interest in our offering within the initial filing range.

Second, we believe we are positioned as a high-growth company. As a result, it is more difficult for investors to precisely evaluate the impact of our potential future growth. Therefore, in consultation with the underwriters, we determined the $3.00 range was appropriate to provide sufficient flexibility to investors as they evaluate the implications of our potential future growth on the valuation of our company.

Securities and Exchange Commission

December 10, 2010

Finally, we note that it is common for companies to conduct initial public offerings utilizing a price range located between $20 and $30 with a spread of at least $3.00 between the low and high ends of the range.

For the reasons described above, we concluded that the price range included in Amendment No. 6 represented a bona fide estimate that will allow investors to properly evaluate an investment in the Company.

If we can be of any assistance in explaining this response, please let us know. Please contact me with any questions or comments at (678) 966-5561 or Alan J. Prince of King & Spalding LLP at (404) 572-3595.

Very truly yours,

/s/ Sean Bowen

Sean Bowen

Senior Vice President and General Counsel

cc:	Eric R. Dey - FleetCor Technologies, Inc.
Jon R. Harris, Jr. - King & Spalding LLP Alan J. Prince - King & Spalding LLP
Andrew J. Pitts - Cravath, Swaine & Moore LLP